UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             DYNATECH CORPORATION

                               (Name of Issuer)

                    Common Stock, par value $.20 per share

                        (Title of Class of Securities)

                                  268138104

                                (CUSIP Number)

                              Marc Weitzen, Esq.
                 Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, New York, New York 10036
                                (212) 626-0800

         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                June 21, 1994

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be file with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The SC Fundamental Value Fund, L.P.

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) x
                                                               (b)
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          WC; OO

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER

     611,100

 8
SHARED VOTING POWER

     0

 9
SOLE DISPOSITIVE POWER

     611,100

 10
SHARED DISPOSITIVE POWER

     0

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     611,100

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

 14
TYPE OF REPORTING PERSON*

    PN

                          SCHEDULE 13D



CUSIP NO. 268138104


 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SC FUNDAMENTAL VALUE BVI, LTD.

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)x
                                                           (b)
 3
SEC USE ONLY


 4
SOURCE OF FUNDS*

     WC; OO

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6
CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

 7
SOLE VOTING POWER

     0

 8
SHARED VOTING POWER

     276,200

 9
SOLE DISPOSITIVE POWER

     0

 10
SHARED DISPOSITIVE POWER

     276,200

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     276,200

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.0%

 14
TYPE OF REPORTING PERSON*

     CO

                          SCHEDULE 13D


CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SC-BVI Partners

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)x
                                                                 (b)
 3
SEC USE ONLY


 4
SOURCE OF FUNDS*

     OO

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6
CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

 7
SOLE VOTING POWER

     0

 8
SHARED VOTING POWER

     276,200

 9
SOLE DISPOSITIVE POWER

     0

 10
SHARED DISPOSITIVE POWER

     276,200

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     276,200

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%

 14
TYPE OF REPORTING PERSON*

     PN

                       SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SC Fundamental Value BVI, Inc.

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) x
                                                              (b)
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER

     0

 8
SHARED VOTING POWER

     276,200

 9
SOLE DISPOSITIVE POWER

     0

 10
SHARED DISPOSITIVE POWER

     276,200

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     276,200

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%

 14
TYPE OF REPORTING PERSON*

     CO

                         SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SC Fundamental Inc.

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) x
                                                               (b)
 3
SEC USE ONLY


 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER

     0

 8
SHARED VOTING POWER

     611,100

 9
SOLE DISPOSITIVE POWER

     0

 10
SHARED DISPOSITIVE POWER

     611,100

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     611,100

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

 14
TYPE OF REPORTING PERSON*

     CO

                         SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary N. Siegler

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)
                                                               (b) x
 3
SEC USE ONLY



 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER

     0

 8
SHARED VOTING POWER

     887,300

 9
SOLE DISPOSITIVE POWER

     0

 10
SHARED DISPOSITIVE POWER

     887,300

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     887,300

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

 14
TYPE OF REPORTING PERSON*

     IN

                         SCHEDULE 13D



CUSIP No. 268138104

 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter M. Collery

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)
                                                               (b) x
 3
SEC USE ONLY


 4
SOURCE OF FUNDS*

          00

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6
CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7
SOLE VOTING POWER

     0

 8
SHARED VOTING POWER

     887,300

 9
SOLE DISPOSITIVE POWER

     0

 10
SHARED DISPOSITIVE POWER

     887,300

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     887,300

 12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

 13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

 14
TYPE OF REPORTING PERSON*

     IN

                        13D - Amendment No. 3

     The Reporting Persons, consisting of The SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental Inc. ("SC"), SC Fundamental Value BVI, Ltd. ("BVI Ltd."), SC-BVI Partners ("Partners"), SC Fundamental Value BVI, Inc. ("BVI Inc."), Gary N. Siegler ("Siegler") and Peter M. Collery ("Collery") amend their statement on Schedule 13D relating to the common stock, par value $.20 per share, of Dynatech Corporation as set forth herein. Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in Reporting Persons' prior statements on Schedule 13D.


Item 2.    Identity and Background

               Item 2 is hereby amended to add the following:

               Additional Reporting Persons are SC Fundamental Value BVI, Ltd., a British Virgin Islands corporation ("BVI Ltd.") and SC-BVI Partners, a Delaware partnership ("Partners"). The principal business address and the address of the principal office of BVI Ltd. is Kaya Flambayon 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business address and the address of the principal office of Partners is 712 Fifth Avenue, 19th Floor, New York, New York 10019.

                BVI Ltd. is primarily engaged in investing in securities. Partners is primarily engaged in acting as the investment manager of BVI Ltd. The name, citizenship, position and business address of each director of BVI Ltd. and each partner of Partners is set forth below. No executive officers have been appointed for BVI Ltd. at the present time.

SC FUNDAMENTAL VALUE BVI, LTD.

NAME, CITIZENSHIP                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
AND POSITION

Bernard Loze - France               Chief Executive Officer of Dubin Swieca &
Director                            Loze.

Anthony Stocks - England            Manager of mutual fund services at Citco
Director                            Group Limited.

David Mills - England               Senior partner in law firm of MacKenzie
Director                            Mills.

Gary N. Siegler - United States     President of Siegler, Collery & Co., SC
Director                            Fundamental Inc., SC Fundamental Value BVI
                                    Inc. and Arena Capital Corp.

SC-BVI PARTNERS

SC Fundamental Value BVI, Inc.      Primarily engaged in acting as managing
Delaware corporation                general partner of Partners.
Partner

PMC-BVI, Inc.                       Primarily engaged in acting as a general
Delaware corporation                partner of Partners.
Partner

GNS-BVI, Inc.                       Primarily engages in acting as a general
Delaware corporation                partner of Partners.
Partner

      Siegler, being the controlling stockholder of BVI Inc. and GNS-BVI, Inc. and Collery, being the controlling stockholder of BVI Inc. and PMC-BVI, Inc. are in a position to directly or indirectly determine the investment and voting decisions made by Partners and consequently BVI Ltd.

             Neither the Reporting Persons nor any directors of BVI Ltd. or any partner of Partners has, in the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 4.    Purpose of Transaction

            Item 4 is hereby amended to add the following:

            On June 21, 1994 the Reporting Persons filed a Preliminary Proxy Statement on Schedule 14A with the Securities and Exchange Commission (the "Reporting Persons' Schedule 14A"). Reporting Persons are seeking stockholder votes in support of their slate of three nominees for election of directors of the Issuer and for their proposal that stockholders recommend that the Board of Directors retain a nationally recognized investment banking firm to value the Company and its businesses and conduct a sale of the Company, in a fair process, at the highest price obtainable or a substantial restructuring with a view towards maximizing stockholder value.

            None of the members of the Committee intend to sell their Shares back to the Company unless a similar opportunity is available to all stockholders.


Item 5.    Interest in Securities of the Issuer

            Item 5(a) is hereby amended and restated in its entirety as follows:

            (a) As of the close of business on June 13, 1994, the Reporting Persons may be deemed to beneficially own in the aggregate 887,300 Shares, representing approximately 9.5% of the outstanding Shares of the Issuer (based upon the number of Shares reported to be outstanding in the Issuer's Form 10K for the fiscal year ended March 31, 1993). The Reporting Persons have direct beneficial ownership of the Shares as follows:


Name       Number of Shares      Approximate Percentage of Outstanding Shares

Fund           611,100               6.6%
BVI Ltd.       276,200               3.0%


             SC, being the general partner of Fund, may be deemed to beneficially own the Shares which Fund owns. Partners, being the investment manager of BVI Ltd., and BVI Inc., being the managing general partner of Partners, may be deemed to indirectly beneficially own the Shares that BVI
Ltd. directly beneficially owns. Siegler and Collery, by virtue of their status as controlling stockholders of SC and BVI Inc., may be deemed to beneficially own the Shares which SC and BVI Inc. may be deemed to beneficially own. Nothing contained in this statement shall be constituted as an admission of beneficial ownership by any such persons.

              To the best of the Reporting Persons' knowledge, except as set forth herein, neither the directors, the executive officers nor the partners of any of the Reporting Persons beneficially owns any Shares.


             Item 5(b) is hereby amended and restated in its entirety as follows:

             (b) Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of Shares which it directly beneficially owns. Each of SC, Siegler and Collery may be deemed to share with Fund the power to vote or to direct the vote and to dispose or to direct the disposition of Shares which Fund directly beneficially owns. Each of BVI Ltd., Partners, BVI Inc., Siegler and Collery may be deemed to share with BVI Ltd. the power to vote or to direct the vote and to dispose or to direct the disposition of Shares which BVI Ltd. directly beneficially owns.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

              Item 6 is hereby amended to add the following:

              Reporting Persons have entered into an arrangement with Georgeson & Company Inc. ("Georgeson"), not yet reduced to writing, pursuant to which Georgeson has agreed to assist Reporting Persons with its solicitation of proxies, strategy, press and investor relations in connection with any meetings of stockholders through and including the Issuer's 1994 Annual Meeting. The arrangement with Georgeson provides for the payment of fees to Georgeson in an amount not to exceed $60,000.

Item 6.    Material to Be Filed as Exhibits

              Exhibit 4     Amended Joint Filing Agreement

              Exhibit 5     Correspondence with Dynatech Corporation

                            SIGNATURES

       After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.20 per share, of Dynatech Corporation, a Delaware corporation, is true, complete and correct.

Date: June 22, 1994

                              THE SC FUNDAMENTAL VALUE FUND, L.P.

                              By: SC Fundamental Inc.
                              Its: General Partner

                              By: /s/ Peter M. Collery
                                     Peter M. Collery
                              Its:   Vice President


                              SC FUNDAMENTAL VALUE BVI, LTD.

                              By: /s/ Anthony Stocks
                                     Anthony Stocks
                              Its: Director


                              SC-BVI PARTNERS

                              By: SC Fundamental Value BVI, Inc.
                              Its: General Partner

                              By: /s/ Peter M. Collery
                                    Peter M. Collery
                              Its:  Vice President


                              SC FUNDAMENTAL INC.
                              SC FUNDAMENTAL VALUE BVI, INC.

                              Both by: /s/ Peter M. Collery
                                       Peter M. Collery
                              Its:     Vice President


                              /s/ Peter M. Collery
                                  Peter M. Collery


                               /s/ Gary N. Siegler
                                   Gary N. Siegler